MAGENTA MEDIA (US) INC.
Suite 5.18, 130 Shaftesbury Avenue
London, England W1D 5EU
Tel: +44(0)20 7031 1185 / Fax: +44(0)20 7031 1199

February 1, 2007

MAILSTOP: 4561

The United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Attention:     Mr. Jeffrey B. Werbitt

MAGENTA MEDIA (US) INC. (the “Company”)
Form SB-2 Registration Statement, as amended
SEC File No. 333-138519

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 4:30 p.m. (EST) on Monday, February 5, 2007, or as soon thereafter as is practicable.

The Company is aware of its responsibilities relating to the proposed public offering of its securities as specified in its Registration Statement under the Securities Act of 1933 and the Securities Exchange Act of 1934. The Company further acknowledges that:

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me. Thank you for your assistance.

Yours truly,

MAGENTA MEDIA (US) INC.

/s/ Nathan Amery
Nathan Amery, President